Exhibit 77(D)


      Effective April 30, 2007, the following investment policy changes took effect for Van Kampen Life Investment Trust Government Portfolio (the "Portfolio"):

	Under normal market conditions, the Portfolio may invest up to 20% of its net assets in certain government-related securities, asset-backed securities, commercial paper, and/or securities issued by foreign governments, their agencies or instrumentalities.